EXHIBIT 99.1

eFuture Announces Appointment of Ms. Ping Yu as CFO

BEIJING, Oct. 13, 2014 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries, today announced the appointment of Ms. Ping Yu to the position of Chief Financial Officer ("CFO") effective October 10, 2014 in Beijing Time. Ms. Yu replaces Mr. Adam Yan, eFuture's Chairman and Chief Executive Officer ("CEO"), who was serving as Acting CFO since May 14, 2013. Mr. Yan will continue as Chairman and CEO. Ms.Yu was CFO of the Company from January 2007 to July 2010 and has been serving as a director of the Company from January 2007 and the member and Chairman of the audit committee of the Company from March 2014.

The Company also announced to appoint Mr. Weiquan Ren to serve as the Chairman of the audit committee, and Min Zhu, an independent director and the member of the corporate governance committee and the compensation committee, to serve as the member of the audit committee.

Mr.Yan, Chairman and CEO of eFuture, commented, "I am pleased to welcome Ms. Yu back as a member of eFuture's management team. Her strong financial and accounting experience and in-depth knowledge of the Company make her the ideal person to lead eFuture's finance function. The management team looks forward to working closely with Ms. Yu." Ms. Yu added, "I am delighted to take an active role with the Company again, help achieve the Company's financial objective of delivering profitable long term growth and maintain a healthy financial system."

Ms. Yu was also CFO of Prudent Energy. Prior to joining Prudent, Ms. Yu was CFO of Lentuo International and led its successful NYSE IPO in 2010. She has also worked as an auditor and consultant with Golf & Wrobleski in New York, as well as gaining additional professional experience in the banking and real estate industries. Ms. Yu received her bachelor's degree in accounting from Hubei University and her master's degree in business administration from Rutgers University. She is a Certified Public Accountant in the United States.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. As a pioneer and proponent of omni-channel and mobile internet solutions in the Asia-pacific, we developed myStore, a mobile shopping social network, to help retailers level the playing field with e-commerce players by connecting physical stores with social local mobile and personalized (SoLoMoMe) consumers. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's effective implementation of and transition to an omni-channel model; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of October 9, 2014, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn